SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: November 17, 2020

List of materials

Documents attached hereto:

i) Press release: Extraordinary Report

November 17, 2020
Sony Corporation

Extraordinary Report

Note for readers of this English translation: On November 17, 2020, Sony Corporation (“Sony”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Extraordinary Report in its entirety.

Sony submits this Extraordinary Report in relation to the contemplated changes to the Specified Subsidiaries of Sony, pursuant to the provisions of Article 24-5, paragraph ⑷ of the Financial Instruments and Exchange Act, and Article 19, paragraph (1) and paragraph (2), item (iii) of the Cabinet Office Order on Disclosure of Corporate Affairs.

1. The name, address, name of the representative person, amount of stated capital or contribution, and contents of the business of the Specified Subsidiaries subject to the change

(1) Name: Sony Imaging Products & Solutions Inc. (“SIPS”)
(2) Address: 7-1, Konan 1-chome, Minato-ku, Tokyo
(3) Name of the representative person: Shigeki Ishizuka
(4) Amount of stated capital or contribution: 400 million yen
(5) Contents of the business: Design, development, manufacturing and sales of products such as camera, broadcast equipment and medical equipment

(1) Name: Sony Home Entertainment & Sound Products Inc. (“SHES”)
(2) Address: 10-1, Osaki 2-chome, Shinagawa-ku, Tokyo
(3) Name of the representative person: Ichiro Takagi
(4) Amount of stated capital or contribution: 110 million yen
(5) Contents of the business: Design, development and manufacturing of TV, video and sound products and their peripheral

2. The number of voting rights of the Specified Subsidiaries held by Sony before and after the change, and the ratio of the voting rights held by Sony to the voting rights held by all of the shareholders of the Specified Subsidiaries

(1)	Sony Imaging Products & Solutions Inc.
 (i) The number of voting rights of the Specified Subsidiary held by Sony:
 Before the change: 100,000 (Indirect ownership of 100,000)
 After the change: N/A

 (ii) The ratio of the voting rights held by Sony to those held by all of the shareholders of the Specified Subsidiary:
Before the change: 100% (Indirect ownership of 100%)
After the change: N/A

(2)	Sony Home Entertainment & Sound Products Inc.
 (i) The number of voting rights of the Specified Subsidiary held by Sony:
 Before the change: 4,431 (Indirect ownership of 4,431)
 After the change: N/A

 (ii) The ratio of the voting rights held by Sony to those held by all of the shareholders of the Specified Subsidiary:
Before the change: 100% (Indirect ownership of 100%)
After the change: N/A

3. The grounds for and date of the change

(1) The grounds for the change
Neither SIPS nor SHES will be a Specified Subsidiary of Sony any longer due to each company’s dissolution as a result of an absorption-type merger where Sony Electronics Corporation (“SEC”), a wholly-owned subsidiary of Sony, SIPS and SHES, both of which are wholly-owned subsidiaries of SEC, as the absorbed company, will be merged into Sony Mobile Communications Inc., a consolidated subsidiary of Sony, as the surviving company.

(2) The date of the change
April 1, 2021 (scheduled)

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